TECHNICAL REPORT
NOME PLACER
PROPERTY

Submitted to:
NOVAGOLD RESOURCES INC.

September 12, 2006

Norwest Corporation
Suite 400, 205 – 9th Ave SE
Calgary, Alberta
T2G 0R3
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

1 TITLE PAGE

TECHNICAL REPORT
NOME PLACER
PROPERTY

Submitted to:
NOVAGOLD RESOURCES INC.

September 12, 2006

Norwest Corporation
Suite 400, 205 – 9th Ave SE
Calgary, Alberta
T2G 0R3
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

Qualified Persons: B. Davis, FAusIMM
R. Sim, P.Geo.

1-1

2	TABLE OF CONTENTS

1	TITLE PAGE		1-1
2	TABLE OF CONTENTS		2-1
3	SUMMARY		3-1
4	INTRODUCTION		4-1
5	RELIANCE ON OTHER EXPERTS		5-1
6	PROPERTY DESCRIPTION AND LOCATION		6-1
	6.1	LOCATION	6-1
	6.2	LAND TENURE	6-1
	6.3	ENVIRONMENTAL REGULATIONS	6-17
7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY			7-1
	7.1	ACCESSIBILITY	7-1
	7.2	CLIMATE	7-1
	7.3	LOCAL RESOURCES AND INFRASTRUCTURE	7-2
	7.4	PHYSIOGRAPHY	7-2
8	HISTORY		8-1
9	GEOLOGICAL SETTING		9-1
	9.1	REGIONAL GEOLOGY	9-1
	9.2	PROPERTY GEOLOGY	9-1
10	DEPOSIT TYPES		10-1
11	MINERALIZATION		11-1
12	EXPLORATION		12-1
13	DRILLING		13-1
14	SAMPLING METHODS		14-1
15	SAMPLE PREPARATION, ANALYSES AND SECURITY		15-1
16	DATA VERIFICATION		16-1
17	ADJACENT PROPERTIES		17-1
18	MINERAL PROCESSING AND METALLURGICAL TESTING		18-1
19	MINERAL RESOURCE ESTIMATES		19-1
	19.1	INTRODUCTION	19-1
	19.2	GEOLOGIC MODEL	19-2
	19.3	AVAILABLE DATA	19-2
	19.4	EVALUATION OF OUTLIER GRADES	19-3
	19.5	VARIOGRAPHY	19-3
	19.6	MODEL SETUP AND LIMITS	19-4
	19.7	INTERPOLATION PARAMETERS	19-5
	19.8	VALIDATION	19-5
	19.9	RESOURCE CLASSIFICATION	19-5
	19.10	ESTIMATION RELIABILITY	19-6
	19.11	MINERAL RESOURCES	19-6
	19.12	COMPARISON WITH PREVIOUS ESTIMATES	19-9

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
2-1

20	OTHER RELEVANT DATA AND INFORMATION	20-1
21	INTERPRETATION AND CONCLUSIONS	21-1
22	RECOMMENDATIONS	22-1
23	REFERENCES	23-1
24	DATE AND SIGNATURE PAGE	24-1
25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
PROPERTIES AND PRODUCTION PROPERTIES		25-1
26	ILLUSTRATIONS	26-1

LIST OF TABLES

Table	3.1	Nome Placer 100% – Measured Mineral Resource	3-2
Table	3.2	Nome Placer 100% – Indicated Mineral Resource	3-2
Table	3.3	Nome Placer 100% – Measured + Indicated Mineral Resource	3-2
Table	3.4	Nome Placer 100% – Inferred Mineral Resource	3-3
Table	3.5	Nome Placer Part Owner – Measured Mineral Resource	3-3
Table	3.6	Nome Placer Part Owner – Indicated Mineral Resource	3-3
Table	3.7	Nome Placer Part Owner – Measured + Indicated Mineral Resource	3-4
Table	3.8	Nome Placer Part Owner – Inferred Mineral Resource	3-4
Table	19.1	Correlogram Parameters	19-4
Table	19.2	Block Model Limits	19-4
Table	19.3	Nome Placer – Measured Mineral Resource	19-6
Table	19.4	Nome Placer – Indicated Mineral Resource	19-7
Table	19.5	Nome Placer – Measure + Indicated Mineral Resource	19-7
Table	19.6	Nome Placer - Inferred Mineral Resource	19-7
Table	19.7	Nome Placer Part Owner – Measured Mineral Resource	19-8
Table	19.8	Nome Placer Part Owner – Indicated Mineral Resource	19-8
Table	19.9	Nome Placer Part Owner – Measured + Indicated Mineral Resource	19-8
Table	19.10	Nome Placer Part Owner – Inferred Mineral Resource	19-9
Table	19.11	Compiled Resources by Category (data from NovaGold 2002)	19-9

LIST OF FIGURES

Figure	6-1	Nome Placer Location Map	Section 26
Figure	6-2	Nome Land Tenure Map	Section 26
Figure	10-1	Coastal Plain Cross Section	Section 26
Figure	19-1	Drill Hole Plan with Topography and Limits of Mined-Out Areas	Section 26
Figure	19-2	Cumulative Probability Plots, Gold (Oz/CuYd)	Section 26
Figure	19-3	Thickness Contour Plan	Section 26
Figure	19-4	Contour Grade Plan Oz/CuYd	Section 26
Figure	19-5	Contour Plan of Contained Gold (Oz)	Section 26
Figure	19-6	Swath Plot Thickness East	Section 26

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
2-2

Figure	19-7	Swath Plot Thickness North	Section 26
Figure	19-8	Swath Plot Oz/CuYd * Thickness East	Section 26
Figure	19-9	Swath Plot Oz/CuYd * Thickness North	Section 26
Figure	19-10	Plan of Resource Classification	Section 26

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
2-3

3	SUMMARY

NovaGold Resources Inc. (“NovaGold”) commissioned Norwest Corporation (“Norwest”) to provide an independent Qualified Person’s Review and Technical Report on the Nome Placer Gold Property. Bruce Davis, Ph.D., FAusIMM, an employee of Norwest and Robert Sim, P.Geo, an associate geologist with Norwest, served as the Qualified Persons responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the Technical Report).

The scope of work initially entailed reviewing all pertinent drilling and geologic information and utilizing that information in the development of a resource block model. The results of the work are summarized in this report.

The Nome Property surrounds the town of Nome in the state of Alaska. The Property comprises 313 mineral surveys that cover a total surface area of 6,270 hectares (15,491 acres). Access to the Property from the town of Nome is by both paved and dirt roads and the driving time is a matter of a few minutes.

Placer gold mineralization was first recognized in the Nome area in 1865. Subsequently three prospectors, J. J. Brynteson, Jafet Lindeberg, and Erik O. Lindblom, found rich placers on Anvil Creek outside of Nome on September 20, 1898. The Property has undergone a number of exploration campaigns with over 7,000 churn and reverse circulation drill holes having been completed over the years. The area has been extensively mined by a number of placer mining methods. The largest scale operations involved dredging.

The Nome placer deposits are a combination of types. There is evidence of marine, stream, and possibly residual placer deposits. From the three sources gold has been liberated, redistributed, and re-concentrated by the action of the surf.

The resource estimate has been generated from churn and reverse circulation drill hole sample “assay” results and the associated thickness of gravel. The resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves. This resource estimate replaces the previous (pre-43-101) historical estimate. The resources are summarized in the tables below. Resources are summarized, for comparison purposes, at a series of cut-off grades.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
3-1

TABLE 3.1
NOME PLACER, AGC 100% OWNERSHIP - MEASURED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	149.9	0.0064	65	959.3
0.00484	100.0	0.0078	64	780.0
0.00726	46.6	0.0099	63	461.0
0.00968	18.1	0.0123	61	223.1

TABLE 3.2
NOME PLACER, AGC 100% OWNERSHIP - INDICATED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	159.7	0.0054	71	862.5
0.00484	85.5	0.0069	69	590.0
0.00726	25.8	0.0093	64	240.0
0.00968	7.5	0.0119	56	88.8

TABLE 3.3
NOME PLACER, AGC 100% OWNERSHIP - MEASURED AND INDICATED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	335.0	0.0059	68	1,977.5
0.00484	202.7	0.0074	66	1,499.0
0.00726	79.6	0.0096	62	765.1
0.00968	27.4	0.0121	59	331.7

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
3-2

TABLE 3.4
NOME PLACER, AGC 100% OWNERSHIP - INFERRED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	115.2	0.0044	73	507.0
0.00484	36.5	0.0064	68	233.5
0.00726	6.7	0.0093	50	62.2
0.00968	1.6	0.0128	42	20.5

Figure 19-8 shows the distribution of estimated grade over the model. Note that for the most part higher grade areas tend to be located in proximity to the mined areas.

TABLE 3.5
NOME PLACER, AGC PART-OWNERSHIP - MEASURED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	6.7	0.0051	90	34.1
0.00484	3.5	0.0063	85	22.0
0.00726	0.5	0.0092	52	4.3
0.00968	0.1	0.0114	43	1.6

TABLE 3.6
NOME PLACER, AGC PART-OWNERSHIP - INDICATED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	16.7	0.0047	104	78.3
0.00484	6.9	0.0063	97	43.8
0.00726	0.8	0.0087	86	7.3
0.00968	0.1	0.0127	35	1.6

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
3-3

TABLE 3.7
NOME PLACER, AGC PART-OWNERSHIP - MEASURED AND INDICATED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	23.3	0.0048	68	112.4
0.00484	10.4	0.0063	66	65.7
0.00726	1.3	0.0089	62	11.7
0.00968	0.3	0.0120	59	3.2

TABLE 3.8
NOME PLACER, AGC PART-OWNERSHIP - INFERRED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	12.5	0.0043	95	53.9
0.00484	3.5	0.0056	90	19.3
0.00726	0.2	0.0086	29	1.3
0.00968	0.03	0.0124	24	0.3

The resources estimated from these data should be an accurate reflection of the total resource in the gravel from surface to bedrock. They do not provide a resource model that can be manipulated to determine if any vertical selectivity is possible for a potential mining operation.

It is recommended that the conversion between total Mg and cents/CuYd be reviewed in the database before proceeding with any estimation of grade leading to reserve estimation. In some local areas the sampling intervals in the holes are consistent enough from hole to hole to composite grade over intervals shorter than the entire hole. Norwest recommends evaluating the drill holes in and around higher grade areas to determine whether it would be possible to estimate locally using shorter sample composites prior to the development of any reserve estimate.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
3-4

4	INTRODUCTION

NovaGold Resources Inc. (“NovaGold”) commissioned Norwest Corporation (“Norwest”) to provide an independent Qualified Person’s Review and Technical Report of the Nome Placer Gold Property (“the Property”). Bruce Davis, Ph.D., FAusIMM, an employee of Norwest and Robert Sim, P.Geo, an associate geologist with Norwest, served as the Qualified Persons responsible for the preparation of the Technical Report as defined in National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the “Technical Report”). Dr. Davis is a Geostatistician with more than 25 years of experience in the mining industry, primarily related to resource modeling and project assessment. Mr. Sim is a geologist with over 22 years of experience primarily in base and precious metals exploration, operations, resource modeling and feasibility-level evaluations.

The primary objective of the report was to quantify the placer gold resource underlying the Alaska Gold Company’s 100% owned Nome, Alaska area patented claim holdings, in a manner consistent with NI 43-101 guidelines. A secondary objective was to quantify the placer gold resource on patented claims controlled by Alaska Gold Company in the same general area around Nome, but on which a number of other entities hold some form of royalty interest.

Information and data for Norwest’s review and report were obtained from Alaska Gold Company, a NovaGold subsidiary. Bruce Davis completed a site visit in July 2006 where he reviewed all aspects of historic drilling, sampling, and mining on the Property.

The work completed by Norwest entailed a review of pertinent drilling, sampling, and mining data in sufficient detail to prepare the Technical Report. Bruce Davis completed the site visit and prepared the report. Robert Sim prepared the resource model with Dr. Davis.

The estimation of placer deposit resources differs from lode deposit estimation in that volume of the gravel rather than weight is the basis for grade determination. Further, grade is determined by the gravity recovery of gold from the samples rather than fire assay. Since placer mining of gold involves gravity recovery only, fire assay would tend to overstate grade of a sample since the fire assay would recover all gold, not just the gold available to recovery by gravity methods.

This report is based on information known to Norwest as of July 31, 2006. A glossary of placer deposit and placer mining terms is given in Wells (1969).

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
4-1

5	RELIANCE ON OTHER EXPERTS

In preparing this report, Norwest relied on geological reports and maps, miscellaneous technical papers listed in the References section at the conclusion of this report, as well as the extensive experience of Alaska Gold personnel.

Norwest has not reviewed the land tenure, nor independently verified the legal status or ownership of the properties or underlying option and/or joint venture agreements, beyond those steps detailed in Section 6.2 of this report. The results and opinions expressed in this report are based on Norwest’s field observations and the geological and technical data listed in the References. While Norwest has carefully reviewed all of the information provided by Alaska Gold and NovaGold, and believes the information to be reliable, Norwest has not conducted an in-depth independent investigation to verify its accuracy and completeness.

The results and opinions expressed in this report are conditional upon the aforementioned geological and legal information being current, accurate and complete as of the date of this report, and the understanding that no information has been withheld that would affect the conclusions made herein. Norwest reserves the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to Norwest subsequent to the date of this report. Norwest does not assume responsibility for NovaGold’s actions in distributing this report.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
5-1

6	PROPERTY DESCRIPTION AND LOCATION

6.1	LOCATION

The Nome gold and aggregate project is located in the southern Seward Peninsula adjacent to the city of Nome (Figure 6-1). Nome is situated 870 km by air northwest of Anchorage, and 160 km south of the Arctic Circle. The Alaska Gold Company (AGC), a wholly owned subsidiary of NovaGold Resources Inc., owns 6,270 hectares (15,491 acres) of patented mining claims in and around the City of Nome with an estimated 4,050 hectares (10,000 acres) within Nome City limits.

6.2	LAND TENURE

Norwest relies on land tenure documentation supplied by NovaGold and the State of Alaska mining claim website which indicates the placer mining claims are currently in good standing but must be renewed each year by June 30. An independent verification of title was not part of the scope of this study.

The property consists of 313 mineral surveys made up of one or more patented claims covering approximately 6,270 hectares (15,491 acres) that are owned by AGC. Of this, 5,451 hectares (13,467) acres are 100% owned by AGC, and an additional 819 hectares (2,024 acres) are subject to royalties to various third parties (Figure 6-2). The property is composed of mineral surveys and has been legally surveyed. Many of the corners are still marked with the original brass or aluminum caps or wood posts.

The surficial placer gold and gravel deposits on the patented mining claims surround the city of Nome to the northeast, north and northwest. Patented mining claims convey a free and simple title to the owners which includes both surface and subsurface estates. These patented claims have no annual work requirements associated with them. A listing of the claims appears in Table 6.1

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-1

TABLE 6.1
NOME PLACER, AGC CLAIMS

U.S.M.S.	Part	Quitclaim Deed 3/17/75	J.A.M. title report	Name

325	all	yes	yes	Gertie
325	all	yes	yes	Little Creek Discovery
325	all	yes	yes	Little Creek No. 1 Above
325	yes	yes	yes	Portland Bench
326	all	yes	yes	Little Cr. No. 10 Below
326	all	yes	yes	Little Cr. No. 11 Below
326	all	yes	yes	Little Cr. No. 12 Below
326	all	yes	yes	Little Cr. No. 13 Below
326	all	yes	yes	Little Cr. No. 6 Below
326	all	yes	yes	Little Cr. No. 7 Below
326	all	yes	yes	Little Cr. No. 8 Below
326	all	yes	yes	Little Cr. No. 9 Below
327	all	yes	yes	Otter Creek No. 9 Above
328	all	yes	yes	Beatrice Bench
329	all	yes	yes	Chestnut Tundra Fraction
329	all	yes	yes	Cooper Gulch No. 6 Below
329	all	yes	yes	Cooper Gulch No. 8 Below
329	all	yes	yes	Grahams Discovery on Flat Cr.
329	all	yes	yes	Sunday Star
329	all	yes	yes	Three Star Fraction
330	all	yes	yes	Walker Bench
334	part	yes	yes	Minnie Bell
338	all	yes	yes	Aspen Association
344	all	yes	yes	Steuben
345	all	yes	yes	Alabama Bench
345	all	yes	yes	Snow Shoe Bench
346	all	yes	yes	Deer Gulch No. 2
347	all	yes	yes	Specimen No. 3 Below Bench
348	part	yes	yes	Crystal
385	all	yes	yes	Anvil Cr.: No. 9
411	all	yes	yes	Bourbon Cr. No. 2 Above
411	all	yes	yes	Bourbon Cr. No. 3 Above

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-2

418	part	yes	yes	Dexter Creek No. 13 Above
428	all	yes	yes	Anvil Cr. No. 7
433	all	yes	yes	My Girl Bench
434	all	yes	yes	My Own Bench
435	all	yes	yes	Delaware Fraction Bench
440	all	yes	yes	Valhalla Discovery
443	all	yes	yes	Gold Bug
444	all	yes	yes	Lillian Association
445	all	yes	yes	Leadville
445	all	yes	yes	Lucky John
445	all	yes	yes	Sara
454	all	yes	yes	Dry Creek No. 14 Below
455	all	yes	yes	Dry Creek No. 12 Below
456	all	yes	yes	Dry Creek No. 6 Below
457	all	yes	yes	Dry Creek No. 10 Below
457	all	yes	yes	Dry Creek No. 8 Below
457	all	yes	yes	Dry Creek No. 9 Below
461	all	yes	yes	Newton No. 1 Below
463	all	yes	yes	Crawford Fraction
463	all	yes	yes	Holyoke No. 4
464	all	yes	yes	Bella Kirk Bench
464	all	yes	yes	Dry Creek No. 2 Above
464	all	yes	yes	Dry Creek No. 3 Above
466	all	no	yes	Anvil Cr. No. 3 Below Discovery
466	all	no	yes	Anvil Cr. No. 4 Below Discovery
466	all	no	yes	Anvil Cr. No. 5 Below Discovery
466	all	no	yes	Anvil Cr. No. 6 Below Discovery
466	all	no	yes	Anvil Cr.Excess R. L.
473	all	yes	yes	Glacier Creek No. 1 Below
473	all	yes	yes	Glacier Creek No. 2 Below
473	all	yes	yes	Glacier Creek No. 3 Below
473	all	yes	yes	Joe Bench
476	all	yes	yes	Grouse Gulch No. 1
477	all	yes	yes	Bloomer Bench
478	all	yes	yes	Bella Fraction
478	all	yes	yes	Grass Gulch No. 1 Bench
478	all	yes	yes	Grizzle Fraction
485	all	yes	yes	Anvil Cr. Bench No. 7
485	all	yes	yes	Ault Fraction
485	part	yes	yes	Constantine
485	all	yes	yes	Moonlight Fraction
485	all	yes	yes	Moonlight No. 2. Below
485	all	yes	yes	Moonlight No. 3 Below

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-3

485	all	yes	yes	Zero
488	all	yes	yes	Corning Association
492	all	yes	yes	Bourbon Cr. No. 5 Above
492	all	yes	yes	Kofa Fraction
493	all	yes	yes	Tom Thumb
494	all	yes	yes	Cebu
494	all	yes	yes	XYZ
496	part	yes	yes	Jewel
497	all	yes	yes	Rockxie Fraction
501	part	yes	yes	Rocker Gulch No. 2
502	all	yes	yes	Rengstorff Association
504	all	yes	yes	Blind Gulch No. 1 Group
504	all	yes	yes	Gadfly
504	all	yes	yes	Green Gulch Discovery
504	all	yes	yes	Wheatfield Association
505	part	yes	yes	Kid's Association
505	all	yes	yes	Little Creek No. 3 Below
505	all	yes	yes	Little Creek No. 4 Below
505	all	yes	yes	Little Creek No. 5 Below
505	all	yes	yes	Vikings Association
507	all	yes	yes	Legan Tender
508	all	yes	yes	Rockaway Association
509	all	yes	yes	Dexter Creek No. 1 Above
510	all	yes	yes	Dexter Creek No. 3 Above
510	all	yes	yes	Dexter Creek No. 4 Above
511	all	yes	yes	Dexter Creek No. 6 Above
511	all	yes	yes	Dexter Creek No. 6 Bench
511	all	yes	yes	Dexter Creek No. 7 Above
511	all	yes	yes	Empire
512	all	yes	yes	Burke's Association
512	all	yes	yes	Waldens Association
523	part	yes	yes	Grass Gulch No. 1
670	all	yes	yes	Laura Gulch No. 3
671	all	yes	yes	Wisconsin
672	all	yes	yes	Anvil Cr. Bench No. 13 Left Fork
673	all	yes	yes	Harvey Bench
674	all	yes	yes	Durham
674	part	yes	yes	Moonlight
675	all	yes	yes	Cyprus Noble
675	all	yes	yes	Cyprus Noble Bench
685	part	yes	yes	Adelaide
685	all	yes	yes	Bourbon Cr. No. 4 Below
685	all	yes	yes	Bourbon Cr. No. 5 Below

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-4

685	part	yes	yes	Bourbon Cr. No. 6 Below
686	all	yes	yes	Bourbon Cr. No. 3 Below
687	all	yes	yes	Bourbon Cr. No. 2 Below
688	all	yes	yes	Bourbon Cr. No. 1 Below
689	all	yes	yes	Buena Vista
689	all	yes	yes	Northern Queen (Bourbon Disc.)
690	all	yes	yes	Bourbon Fraction No. 1 Mine
690	all	yes	yes	Lucky Fraction (On Bourbon)
691	all	yes	yes	Bourbon Cr. Bh No 1 Below Left Limit
691	part	yes	yes	Bourbon Cr. Bh No 2 Below left Limit
694	all	yes	yes	Bamboo Bench
694	all	yes	yes	Elk Bench
694	all	yes	yes	Thomas Bench
694	all	yes	yes	Wonder Creek Bench No. 2 Off Disc. LL
695	part	yes	no	Saturday Creek No. 2 Below
696	all	yes	yes	Saturday Creek Discovery
697	all	yes	yes	Nugget Bench (Saturday)
697	all	yes	yes	Tuve
698	all	yes	yes	Lake Creek No. 2 Above
699	all	yes	yes	Nugget Bench
699	all	yes	yes	Wonder Creek Discovery
699	all	yes	yes	Wonder Creek No. 1 Below
707	all	yes	yes	I.X.L.
707	all	yes	yes	Little Creek No. 2 Above
707	all	yes	yes	Little Creek No. 3 Above
707	all	yes	yes	Mojave
707	all	yes	yes	O.K.
709	all	yes	yes	Dry Creek No. 11 Below
710	all	yes	yes	Lindblom, E.O.
710	all	yes	yes	Mountain Creek No. 1 Above
711	all	yes	yes	Dexter Creek No. 2 Above
712	all	yes	yes	Dexter Creek No. 5 Above
713	all	yes	yes	Dexter Creek No. 8 Above
714	all	yes	yes	Anvil Cr. No. 5 Above Discovery
714	all	yes	yes	Anvil Cr. No. 6 Above Discovery
714	all	yes	yes	Quartz Gulch No. 1
714	all	yes	yes	Quartz Gulch No. 2
715	all	yes	yes	Glacier Creek No. 1 Above
715	all	yes	yes	Glacier Creek No. 2 Above
716	all	yes	yes	Lindblom No. 1
717	all	yes	yes	Center Cr. No. 5
718	all	yes	yes	North Pole Bench
718	all	yes	yes	Paystreak Bench

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-5

718	all	yes	yes	Sunset Bench
719	all	yes	yes	Dexter Creek No. 1 Left Hand Branch
719	all	yes	yes	Dexter Creek No. 2 Left Hand Branch
719	all	yes	yes	Dexter Creek No. 3 Left Fork
720	all	yes	yes	Dry Creek No. 4 Above
720	all	yes	yes	Dry Creek No. 5 Above
720	all	yes	yes	Dry Creek No. 6 Above
721	all	yes	yes	Francisco
721	all	yes	yes	Rock Creek Bench No. 4 Above
721	all	yes	yes	Rock Creek No. 1 Above
721	all	yes	yes	Rock Creek No. 2 Above
721	all	yes	yes	Rock Creek No. 3 Above
721	all	yes	yes	Rock Creek No. 4 1/2 Above
721	all	yes	yes	Rock Creek No. 4 Above
721	all	yes	yes	Rock Creek No. 5 Above
721	all	yes	yes	Rock Creek No. 6 Above
721	all	yes	yes	Sophie Gulch No. 1
722	all	yes	yes	Anvil Cr. No. 1 Above Discovery
722	all	yes	yes	Anvil Cr. No. 1 Below Discovery
722	all	yes	yes	Anvil Cr. No. 2 Above Discovery
722	all	yes	yes	Anvil Creek Discovery
722	all	yes	yes	Zip Coon Fraction
739	all	yes	yes	Mabel Fraction (Center Cr.)
739	all	yes	yes	Snyder
746	part	yes	yes	Gertrude
747	all	yes	yes	Wonder Creek No. 1 Above
750	all	yes	yes	Specimen No. 4 Above Bench
756	all	yes	yes	Bourbon Cr. No. 3 1/2 Above
757	all	yes	yes	Russell Discovery
758	all	yes	yes	Seattle No. 1
758	all	yes	yes	Seattle No. 2
765	all	yes	yes	Holyoke No. 3
776	all	yes	yes	Bessie Bench
784	all	yes	yes	Bourbon Cr R.L. Bh. No. 4 Above
784	all	yes	yes	Bourbon Cr. No. 4 Above
784	all	yes	yes	May Fraction
1103	all	yes	yes	Commerce Bench
1104	all	yes	yes	Dry Creek No. 13 Below
1105	part	yes	yes	Lawrence
1111	all	yes	yes	Dry Creek No. 3 Below
1112	part	yes	yes	Flat Creek No. 1
1116	all	yes	no	Good Luck Fraction
1117	all	yes	no	Saturday Creek No. 1 Below

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-6

1122	all	yes	yes	Dry Creek No. 15 Below
1123	all	yes	yes	Carnation Association
1124	all	yes	yes	Laura Gulch No. 1
1125	all	yes	yes	Lind Fraction
1127	part	yes	no	Tundra Lakes Association
1128	all	yes	yes	Hobson Creek No. 4 Below
1132	all	yes	yes	Bourbon Cr. No. 1 Above
1133	all	yes	yes	Center Creek No. 1
1136	all	yes	yes	Hazel Kirk
1136	part	yes	yes	Iowa Association
1139	all	yes	yes	Center Cr. Bench No. 2 Second tier
1139	all	yes	yes	Center Cr. Bench No. 1 Second Tier
1139	all	yes	yes	Durham Fraction
1139	all	yes	yes	Moonlight Bn.
1142	part	yes	yes	Raymond
1142	part	yes	yes	Sioux
1142	part	yes	yes	Skookum
1142	part	yes	yes	Wabash
1145	part	yes	yes	Hoodlum Bn.
1149	all	yes	yes	Oro Grande
1150	all	yes	yes	Eureka
1151	all	yes	yes	Alfield No. 9 Above Discovery
1153	all	yes	yes	Anvil Cr. No. 2 Below Discovery
1154	part	yes	yes	Navajo
1154	all	yes	yes	Pump Fraction
1155	all	yes	yes	Linda Assoc. Group Placer
1156	all	yes	yes	Beauty Association
1156	all	yes	yes	Center Cr Bench No. 5 First Tier LL
1158	part	yes	no	Anvil Tundra Association
1160	all	yes	yes	Dry Creek Discovery (Eskimo Chief)
1160	all	yes	yes	Dry Creek No. 1 Below
1163	all	yes	no	Diamond Fraction
1163	all	yes	yes	Miowera
1163	all	yes	yes	Solo Bench
1163	part	yes	yes	Tundra Association
1164	part	yes	yes	Lester Bench
1166	all	yes	yes	Newton No. 4 Below
1167	part	yes	yes	Ki-Ora Association
1167	part	yes	yes	Metson Bench
1170	all	yes	yes	Triple Creek No. 1 Below
1173	all	yes	yes	Bourbon Cr Bh. No. 6 Below R.L.
1175	all	yes	yes	Lake Creek Discovery
1175	all	yes	yes	Lake Creek No. 1 Above

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-7

1176	all	yes	yes	Mabel Bench
1178	part	yes	yes	Bear Cub
1179	part	yes	yes	Molasses
1180	part	yes	yes	Early Bear
1181	part	yes	yes	Honey
1182	all	yes	yes	Newton No. 6 Below
1182	all	yes	yes	Newton No. 7 Below
1182	all	yes	yes	Ophir Group
1183	all	yes	yes	Harold Bench
1183	all	yes	yes	Highland Chief
1184	all	yes	yes	Dickey Fraction
1184	all	yes	yes	Fabiola Bench
1185	all	yes	yes	Holyoke No. 2
1189	all	yes	yes	Rainy Day
1192	all	yes	yes	Anvil Cr. No. 4 Above Discovery
1193	all	yes	yes	Cooper Gulch No. 4 Below
1193	all	yes	yes	Cooper Gulch No. 5 Below
1193	all	yes	yes	Sam's Claim
1195	all	yes	yes	Nakkela
1196	all	yes	yes	Lena
1196	all	yes	yes	Mattie
1197	all	yes	yes	Dry Creek No. 1 Above
1198	all	yes	yes	Cross Bn. Fr. Placer
1199	all	yes	yes	Sener Bench
1202	all	yes	yes	Mutt Association
1203	all	yes	yes	Wizzard
1204	all	yes	yes	Adair Fraction
1204	all	yes	yes	Dry Creek No. 4 Below
1204	all	yes	yes	Dry Creek No. 5 Below
1205	all	yes	yes	Specimen No. 5 Below Bench
1206	part	yes	yes	Sour Dough Group
1207	all	yes	yes	Addie M. Deveroux
1207	all	yes	yes	Oracle
1209	all	no	yes	Dry Creek No. 7 Bench Below L.L.
1209	all	no	yes	Embry Association
1209	part	yes	yes	Esther Association
1209	part	yes	yes	Golden Bull
1209	part	yes	yes	Golden Cow
1209	part	yes	yes	Meadow Association
1210	part	yes	yes	Webb Addition
1211	all	yes	yes	Elizabeth Carlson
1211	all	yes	yes	Napa
1212	all	yes	yes	Cooper Gulch Bench No. 4 R.L.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-8

1217	all	yes	yes	Jupiter Association
1218	all	no	no	Emerald
1219	all	yes	yes	Fourty Acres
1220	all	yes	yes	Black Hawk
1220	all	yes	yes	Bonanza
1220	all	yes	yes	Highest Bid
1221	all	yes	yes	Anvil Cr. No. 10 Above Discovery
1221	all	yes	yes	Anvil Cr. No. 11 Above Discovery
1222	all	yes	yes	Dry Creek No. 7 Above
1223	all	yes	yes	Anvil Cr. No. 8 Above Discovery
1224	all	yes	yes	Sunny Day
1225	all	yes	yes	Ruby
1229	all	yes	yes	Holyoke No. 1
1230	all	yes	yes	Big Five Bench
1233		no	no	Newton No. 1 1/2 below
1241	all	yes	yes	Tidal Wave
1246	all	yes	yes	Dexter Creek No.11 Above
1247	all	yes	yes	Anvil Cr. No. 3, Above Discovery
1248	all	yes	yes	Flat Creek No. 2
1249	part	yes	yes	Five Corners
1250	all	yes	yes	Dry Creek No. 2 Below
1251	all	yes	yes	Little Creek Bench No. 1 Above R.L.
1252	all	yes	yes	Cooper Gulch No. 3 Below
1253	all	yes	yes	K.L. Bench
1253	all	yes	yes	Omisk Fraction
1254	all	yes	yes	All Gold Fraction
1254	all	yes	yes	Sugar Mine Bench
1255	part	yes	yes	Dexter Cr. Bn. No 2 LL
1255	part	yes	yes	Golden Bench
1255	part	yes	yes	Louise Bench
1258	all	yes	yes	Prauge Placer
1261	all	yes	yes	Sheldon No. 2
1262	all	yes	yes	Yellow Jacket
1263	all	yes	yes	Montana Fraction
1264	all	yes	yes	Philadelphia Fraction
1265	all	yes	yes	Wedge Fraction
1268	all	yes	yes	Uno Bench
1284	all	yes	yes	Dover Association
1287	all	yes	yes	Specimen No. 4 Below Bench
1288	all	yes	no	Belle
1289	part	yes	yes	Triple Creek No. 2 Below
1289	part	yes	yes	Triple Creek No. 3 Below
1292	all	yes	yes	Bering Group

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-9

1292	all	yes	yes	Nome Group
1292	all	yes	yes	O.K.
1293	all	yes	yes	Good Luck Fraction (Dexter Creek)
1294	part	yes	yes	Concave
1294	part	yes	yes	Convex
1294	part	yes	yes	Tibbetts Bench
1296	all	yes	yes	Duplex Fraction
1296	all	yes	yes	Just a Little Fraction
1297	all	yes	yes	Peluck Creek No. 5 Above
1298	all	yes	yes	Jaunita
1298	all	yes	yes	Lucky Two Bench
1301	all	yes	yes	Farsells Association
1302	all	yes	yes	Hobson Creek No. 2 Above
1302	all	yes	yes	Hobson Creek No. 3 Above
1303	all	yes	yes	Toothpick Fraction
1304	all	yes	yes	Saturday R. L. of Peluk Creek
1308	all	yes	yes	Wayno Association Placer
1309	all	yes	yes	E. Association Placer
1309	all	yes	yes	F. Association Placer
1310	all	yes	yes	Great Western Group
1312	all	yes	yes	Helga Fraction
1313	part	yes	yes	Kugruk Chief Association
1314	part	yes	no	Agustus Caesar Association
1314	all	yes	no	Bowery Assoc. Placer
1314	all	yes	no	Brooklin Association
1314	all	yes	no	Delaware Association Placer
1314	all	yes	no	Dover Association Placer
1314	all	yes	no	Duck Bench
1314	all	yes	no	Hooligan Association Placer
1314	all	yes	no	May Association No. 2 Placer
1314	all	yes	no	Standard
1314	all	yes	no	Suez Association Placer
1314	all	yes	no	Sunset Cr. No. 4 Below Disc.
1314	all	yes	no	Sunset Cr. No. 5 Below Disc.
1314	all	yes	no	Sunset Cr. No. 6 Below Disc.
1314	all	yes	no	Sunset Cr. No. 7 Below Disc.
1314	all	yes	no	Sunset Cr. No. 8 Below Disc.
1314	all	yes	no	Theressa Association Placer
1315	all	yes	yes	Chicago Association
1315	all	yes	yes	New York Association
1316	all	yes	yes	Abondoned
1317	all	yes	yes	Freya
1317	all	yes	yes	Odin

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-10

1318	all	yes	yes	Art
1318	all	yes	yes	Barrel
1318	all	yes	yes	Driftwood
1318	all	yes	yes	Igloo
1318	all	yes	yes	Levi
1318	all	yes	yes	Lone
1318	all	yes	yes	Morning
1318	all	yes	yes	Reindeer
1318	all	yes	yes	Saga
1318	all	yes	yes	Saturday
1318	all	yes	yes	Stone
1319	all	yes	yes	Agnes
1319	all	yes	yes	Ajax
1319	all	yes	yes	Alma Plauv
1319	all	yes	yes	Aristocrat
1319	all	yes	yes	Arizaba
1319	all	yes	yes	Barzarker
1319	all	yes	yes	Climax
1319	all	yes	yes	Colorado
1319	all	yes	yes	French Bench Association
1319	all	yes	yes	Gold Bug Cr. No. 1
1319	all	yes	yes	Gold Bug Cr. No. 2
1319	all	yes	yes	High Line Association
1319	all	yes	yes	Hillside
1319	all	yes	yes	Hilltop
1319	all	yes	yes	Ingeborg
1319	all	yes	yes	Jess Discovery
1319	all	yes	yes	Katinky
1319	all	yes	yes	Keenok
1319	all	yes	yes	Killarney
1319	all	yes	yes	Lake
1319	all	yes	yes	Lakeside
1319	all	yes	yes	Rosie
1319	all	yes	yes	San-Joaquin
1319	all	yes	yes	Sarah
1319	all	yes	yes	Sea Shore
1319	all	yes	yes	Spring
1319	all	yes	yes	Thor
1319	all	yes	yes	Triangle Fraction
1320	all	no	yes	Bohemian Assn. Placer
1320	part	no	yes	Gladstone Assn.
1320	all	no	yes	John Higgans Group
1320	all	no	yes	May Assn. No. 1

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-11

1320	all	no	yes	Medford Assn.
1320	part	no	yes	Tokio Placer Group
1320	all	no	yes	Vancouver Assn.
1323	all	yes	yes	Otter Creek No. 4 Above
1325	part	no	yes	Blizzard Fraction
1330	part	yes	yes	Mystery Bench
1333	all	yes	yes	Florence Association
1334	all	yes	yes	Capital
1334	all	yes	yes	Goose Lake Association
1335	all	yes	yes	Bunnel Fraction
1335	all	yes	yes	Checkaruker Bench
1335	all	yes	yes	Doyle Fraction
1335	all	yes	yes	Freeze Out Bench
1335	all	yes	yes	Kimbo
1335	all	yes	yes	Mascot
1335	all	yes	yes	Oro Association
1335	all	yes	yes	Wildcat
1336	all	yes	yes	Bay Claim
1338	all	yes	yes	Center Creek No. 1 Bench West
1338	part	yes	yes	Center Creek No. 2
1338	all	yes	yes	Center Creek No. 2 Bench West R.L.
1339	part	yes	no	Arthur, Bronco, Dephel, Dandy, Eureka, Famous, Golden & Harriet
1339	part	yes	no	Iris, Jonah, Koyuck and Last and Beach claim Vega
1340	all	yes	yes	Hour
1340	all	yes	yes	Marvel
1341	all	no	yes	Grass Gulch No. 3
1342	part	yes	yes	Specimen No. 3
1342	all	yes	yes	Specimen No. 4
1344	all	yes	yes	Subway
1344	all	yes	yes	Violet Association
1349	all	yes	yes	Congress Fraction
1349	all	yes	yes	Dry Creek Bench No. 2 Below L.L.
1349	all	yes	yes	Uranus Fraction
1350	all	yes	yes	Pearl Fraction
1351	all	yes	yes	Laura Bench (Newton No. 2)
1352	all	yes	yes	Laura No. 4 Bench Left Limit
1353	all	yes	yes	May Belle
1354	all	yes	yes	Combination Association
1354	all	yes	yes	Jane Association
1354	all	yes	yes	Otter Creek No. 7 Above
1356	all	yes	yes	Artic Association
1356	all	yes	yes	Daisy
1356	all	yes	yes	June Bench

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-12

1356	all	yes	yes	Woconda
1357	part	yes	yes	Opal
1358	all	yes	yes	Bacon
1358	all	yes	yes	Snake Bottom
1358	all	yes	yes	Viola Association
1359	all	yes	yes	Wentland No. 1
1359	all	yes	yes	Wentland No. 2
1363	all	yes	yes	Jumbo Association
1364	all	yes	yes	Nugget Fraction
1367	all	yes	yes	Rainy Day Group Association
1367	all	yes	yes	Snake River Association
1368	all	yes	yes	Good Luck Bench No. 3 Below
1371	all	yes	yes	O.C. Association
1372	all	yes	yes	Miller Group
1373	all	yes	yes	Allie
1373	all	yes	yes	Center Cr. Bench No. 4 First Tier L.L.
1373	all	yes	yes	Good Luck Fraction (Center Creek)
1373	all	yes	yes	Lonesome Fraction
1373	all	yes	yes	Mayflower
1373	all	yes	yes	Queen Bench
1373	all	yes	yes	Rein-Deer Fraction
1374	all	yes	yes	Snake
1376	part	yes	yes	East Anvil Bench No. 7
1377	all	yes	yes	Junior Fraction
1378	all	yes	yes	Dry Creek No. 12 Bh. Below Left Limit
1379	all	yes	yes	Dry Creek No. 10 Bh Below Left L.
1379	all	yes	yes	Dry Creek No. 11 Bh Below Left L.
1379	all	yes	yes	Dry Creek No. 9 Bh Below Left L.
1381	all	yes	yes	Canby Association
1382	part	yes	yes	Rocker Creek
1386	all	yes	yes	Mandeline Fr. Placer
1387	all	yes	yes	Ridge Assn.
1394	all	yes	yes	Owl Group
1394	all	yes	yes	Red Fox Group
1394	part	yes	yes	White Fox Group
1399	all	yes	yes	Badger Bench
1399	all	yes	yes	Peluk Creek No. 2
1399	all	yes	yes	Peluk Creek No. 3
1399	all	yes	yes	Peluk Creek No. 4
1399	all	yes	yes	Star Bench
1399	all	yes	yes	Tessie
1800	all	yes	yes	Big Chief
1800	all	yes	yes	Gold Hill

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-13

1800	all	yes	yes	Jack
1800	all	yes	yes	Thelma
1801	all	yes	yes	Nugget (on Center Cr.)
1801	all	yes	yes	Star Fraction
1802	all	yes	yes	Malamute Association
1803	all	yes	yes	Wedge Fraction
1804	all	yes	yes	Hobson Cr. No. 1 Bel. Upper Disc.
1806	part	no	no	Sophia
1811	all	yes	yes	Laura Bench (Dry Cr.)
1812	all	yes	yes	Dry Creek No. 7 Below
1816	all	yes	yes	Snow Bird
1817	all	yes	yes	Forgotten Fraction
1821	all	yes	yes	Banana Fraction
1825	part	yes	yes	Sandhill Association
1826	part	yes	yes	Alma
1826	part	yes	yes	Easther Association
1826	part	yes	yes	Ellen
1826	part	yes	yes	Snow Queen
1826	part	yes	yes	Verdan Group
1827	all	no	yes	Albany
1827	all	no	yes	Buford Assn.
1827	all	no	yes	Channel
1827	all	no	yes	Quicksand
1833	all	yes	yes	Dry Creek No. 6 Bench Below R.L.
1834	part	yes	yes	Diomaux
1835	all	yes	yes	Byron Assn Placer Claim
1837	all	yes	yes	Bedrock (Nome River)
1839	all	yes	yes	Last Chance No. 3 Below
1840	all	yes	yes	Sledge Cr. No. 1 South Fork
1841	all	yes	yes	Boulder Cr. Fraction
1841	all	yes	yes	Boulder Cr. No. 1 Below
1841	all	yes	yes	Boulder Cr. No. 2 Below
1842	all	yes	yes	Montreal
1842	all	yes	yes	Panama
1842	all	yes	yes	Star
1842	all	yes	yes	Sunshine
1844	all	yes	no	Bangor Creek No. 5
1844	all	yes	no	Bangor Creek No. 5-A
1845	all	no	yes	Arcadia Claim
1845	all	no	yes	Argus
1845	all	no	yes	Corinthos
1845	part	no	yes	Paystreak Assn.
1845	all	no	yes	Salonika

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-14

1845	all	no	yes	Sparta
1845	all	no	yes	Thesavrise Assn.
1845	all	no	yes	Tripolis
1846	all	yes	yes	Alpa Association
1846	all	yes	yes	Beta Assn.
1846	all	yes	yes	Delta Assn.
1846	all	yes	yes	Ephilon Assn.
1846	all	yes	yes	Eta Assn.
1846	all	yes	yes	Kapa Assn.
1846	all	yes	yes	Snoozie Assn.
1846	all	yes	yes	Thita Assn.
1846	all	yes	yes	Verna Assn.
1846	all	yes	yes	Yama Assn.
1846	all	yes	yes	Yota Assn.
1848	all	yes	yes	Wonder Bench
1859	all	yes	yes	Lincoln Placer
1861	all	yes	yes	Wonder Creek No. 6 Below
1861	all	yes	yes	Wonder Creek No. 6, 1st Tier Bench
1864	all	yes	yes	Complex Fraction
1865	all	yes	yes	North Star Fraction
1868	all	yes	yes	Center Cr Bench No. 5 First Tier RL
1868	all	yes	yes	Golden Annie
1877	all	yes	yes	Maud
1884	all	yes	yes	Wonder Fraction No. 1
1884	all	yes	yes	Wonder Fraction No. 2
1885	all	yes	yes	Wonder Fraction No. 3
1887	all	yes	yes	Acme Fraction
1889	all	yes	yes	Pearl Bench
1891	all	yes	yes	Birthday
1891	all	yes	yes	Black Cat Fraction
1891	all	yes	yes	Electra Bench
1891	all	yes	yes	Lockheed Fraction
1891	all	yes	yes	No. 7 Bench, Bourbon
1891	all	yes	yes	Rex Fraction
1893	all	yes	yes	Combination Fraction
1896	all	yes	yes	Gold Avenue
1896	all	yes	yes	Rosa Fraction
1896	all	yes	yes	Stormy Fraction
1897	all	yes	yes	Haokon
1897	all	yes	yes	Maud Claim
1897	all	yes	yes	Sea Biscuit
1897	all	yes	yes	Wedge Fraction
1898	all	yes	yes	Aviation

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-15

1898	all	yes	yes	Rube
1899	all	yes	yes	Bluitt Bench
1899	all	yes	yes	Cupid Bench
1899	all	yes	yes	Seymour Bench
1899	all	yes	yes	Sharon Bench
2113	all	yes	yes	Florence Bench
2114	all	yes	yes	Dayton Bench
2115	all	yes	yes	Seattle Bench
2116	all	yes	yes	Pilgrim Fraction
2117	all	yes	yes	Tent
2118	all	yes	yes	Anvil Fraction
2119	all	yes	yes	Tomahawk
2120	all	yes	yes	Grecian Fraction
2121	all	yes	yes	Drifter Bench
2121	all	yes	yes	Signal Bench
2122	all	yes	yes	Center Cr. Bench No. 3 Third Tier RL
2122	all	yes	yes	United Bench
2125	all	yes	yes	Specimen No. 4 Bench Left Limit
2126	all	yes	yes	Bullion
2126	all	yes	yes	Eagle Bench
2126	all	yes	yes	Illinois Bench
2126	all	yes	Yes	Nugget
2276	all	no	No	Afton Water # 1
2277	all	no	No	Willow

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-16

6.3	ENVIRONMENTAL REGULATIONS

There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the prospect. No permits are currently held entitling AGC to begin large-scale production on the placer ground that is the subject of this technical report.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
6-17

7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1	ACCESSIBILITY

The city of Nome (population 4,000) is situated on the Bering Sea coast and serves as the logistical and administrative center for this portion of western Alaska. Nome has daily commercial jet service from Anchorage and large container barge service from June through October. The Nome Project is road accessible year-around via paved and all-weather gravel roads. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. NovaGold owns extensive office and warehouse facilities on its lands within the city of Nome.

The majority of the Nome Project resources are situated on the Nome coastal plain adjacent to the city of Nome to the northwest, north and northeast. Elevations on the coastal plain range from sea level to around 100 meters (330 feet) at the base of the foothills along the Nome Coastal Plain. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. Outcrop is sparse; however, some exposure exists along ridge tops and in the vicinity of old placer prospects.

7.2	CLIMATE

The climate in the region is regarded as arctic, is influenced by coastal conditions, and is warmer relative to comparable latitudes inland. Generally the winter months are marked by very cold temperatures and snow averaging 1.4 m (56.2 inches) per year while the summer months have long days and some warm but few if any hot days. The annual temperature range is -55 to 25°C (-67 to 77ºF).

The port of Nome is generally ice-free in excess of 6 months per year with scheduled barge service typically from May until October. Ice in the port is shore-fast ice and could likely be kept clear for several additional months or even year round at a modest additional cost. Although exploration can continue year round in this part of Alaska, it is common for field programs to be affected by extreme cold and snow. Open pit placer gold mining operations have taken place year around in Nome.

The vegetative cover over the Property consists predominantly of moss, grasses, and willows typical of tundra vegetation.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
7-1

7.3	LOCAL RESOURCES AND INFRASTRUCTURE

The Nome area has an extensive, well-maintained road system. The sand and gravel aggregates on the Nome Project are accessed from Nome via paved and unpaved roads, within ½ to 3 miles (1 to 7 km) from the port of Nome. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. The Nome Project supports extensive areas suitable for stockpiles, processing and other facilities requirements. Water is plentiful via water wells and surface sources. There are several old dredges floating in ponds across the property. It may be possible to refurbish one or two of the better preserved dredges.

The city of Nome is the closest major town and can provide basic goods, services, personnel and accommodations for the early and advanced stages of project development and operations, as it currently does for the Rock Creek development project. Specialized services generally have to be obtained from Anchorage.

The closest port facility is in Nome.

7.4	PHYSIOGRAPHY

The Nome coastal plain rises very gently to join the base of the hills several miles inland. It fills the bight of the 27-mile stretch between Cape Nome and Cape Rodney. Nome is situated on the shore line at about the center of the area. From Nome the coastal plain rises gently to the foothills about four miles away.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
7-2

8	HISTORY

The Nome Property area has a long and colourful history of placer exploration and mining. Evidence of placer gold was first recognized in the Seward peninsula in 1867 by members of a Western Union Telegraph Company expedition who were engaged in construction of a telegraph line from the United States to Eastern Asia.

Prospectors J.J. Byrnteson, Jafet Lindeberg, and Erik O. Lindblom discovered the placer deposits on Anvil Creek in September, 1898. They subsequently prospected and staked claims on Snow Gulch, Glacier, Rock, and Dry Creeks and formed the Pioneer Mining Company. These areas proved to be some of the richest of the placer deposits. In the winter of 1898, some 7,000 acres of claims were staked by a total of forty men. By 1899 the population of Nome had swelled to 3,000. Many of the new arrivals came from the Klondike and were disappointed to find most of the country staked. A miner’s meeting was held and attempts were made to invalidate the prior claims to permit re-staking of the creeks. Those efforts came to naught when the military intervened.

The situation was relieved when gold was discovered in the beach sands in the summer of 1899. The beach was available to anyone who had the means to dig and wash the sand. During the height of the excitement, over 2,000 men worked the beaches, but by the end of the summer the richest spots were exhausted.

Over the next several years additional deposits were found at Dexter Creek, Second Beach, Little Creek, Third Beach, Intermediate Beach, Monroeville Beach, Submarine Beach, and several other locations beneath the tundra surface. These were mined by a variety of methods including drift mining and ground sluicing. While dredging of thawed ground started as early as 1903, it was not until after 1911 that extensive dredging occurred. A few years later as many as eight dredges were operating on the Nome coastal plain, but these were mainly smaller boats due to the lack of thawed gravels.

In 1919, a test of cold water thawing of the frozen placer ground was undertaken by Hammon Engineering Company for the Alaska Mines Corporation. The successful thawing of the frozen gravels led to large scale dredging on the Nome coastal plain. The largest dredge operations continued into the 1940’s. Thereafter, production began to decline and the last dredge ceased operation in 1998. Production from small operators occurred concurrent and subsequent to the shutdown of the dredge operation. Small operations continue to the present time on land leased from Alaska Gold Company.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
8-1

Prior to 1912, the patented mining claims now owned by the Alaska Gold Company were owned by a large number of people. The Alaska Gold Company began acquiring claims in 1922 with the acquisition of the Pioneer Mining Company, and continues to acquire claims to this date.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
8-2

9	GEOLOGICAL SETTING

9.1	REGIONAL GEOLOGY

A series of folded, faulted, and metamorphosed Paleozoic sediments compose the predominant rock types of this portion of the Seward Peninsula. Schistose clastic sediments with interstratified limestone beds underlie most of the Nome region. The southern faces of New and Anvil Peaks are formed of a limestone that extends from Anvil Creek to Nome River; however, most of the bedrock lying below the mineralized gravels is composed of schist.

Unconsolidated surficial deposits consist of unsorted rock debris, stream deposits, high bench deposits, and coastal plain deposits. The deposits record a history of bedrock erosion from high ground in the northeast, transport of the eroded debris down stream to the coastal flats, and subsequent reworking of the sediments through tide and wave action along a beach front, the location of which has varied (in an northeast-southwest direction) over time depending on relative sea level. A thinning northeastward layer of marine silts, extending from the current offshore environment to the base of the foothills in the east, reflects the gradual filling of the bay with terrestrial sediments. The rounded ridge tops and the valley walls are typically covered with rock debris from the disintegration of the nearby bedrock.

Stream channels in the foothills are commonly filled with gravel, sand, and silt. The streams that cross the tundra flats have eroded and reworked a portion of the coastal plain gravel. The high bench gravel deposits are probable remnants of beaches and stream banks that existed for a time in the evolution of the present landscape. One such deposit exists at the head of Dexter Creek. In a general way the area near the sea is composed primarily of silt, sand, and gravel laid down in the sea or reworked by marine action. Toward the foothills only the lower beds are definitely marine. Many of the higher beds are deltaic deposits formed at the mouths of streams or are composed of the debris that has crept down from the hills under the action of rain and frost to cover the marine sediments. The areas of marine and stream depositions overlap both horizontally and vertically so that clear cut distinctions are nearly impossible.

9.2	PROPERTY GEOLOGY

Placer gold is widely distributed throughout the district. The coastal plain contains a large volume of low grade gravel.

The highest grade placer areas were along the creeks draining into the Snake and Nome Rivers. The creeks with the best placer ground gold deposits were Anvil, Glacier, Monument, and Dexter Creeks. A circle with a five mile radius centered on Anvil Peak would cover an area that was the site of over nine-tenths of the district’s production. Practically all of the tributaries of the Nome and Snake Rivers, even the very small ones, were productive. A striking feature of the gold concentrations on these tributary streams was that upon entering the major valley the gold

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
9-1

concentration rapidly faded. As far as is known, neither Nome nor Snake Rivers had any appreciable amount of gold except in their coastal plain portions.

On the coastal plain the gold concentrations have for the most part east-west trends paralleling the present coast line. These trends are due to the beach or beach-like origin of the deposits.

Placer gold may occur on or near bedrock, disseminated through the gravels, or as definite horizons in the gravels above true bedrock, depending on location. The gold concentrations of the present streams of the inland area are typically on or near bedrock. Upon entering the Nome and Snake River valleys they leave bedrock and continue on false bedrocks. The concentrations of the bench deposits are on bedrock. Marine concentrations occur both on bedrock and as definite concentrations above bedrock. Where Dry and Anvil Creeks leave the hills, and extend southward toward Nome, there is a large area that contains much gold above bedrock. North of the Third Beach between Newton and Anvil Creeks there is much gold disseminated through the gravel with occasional richer channels which appear to be buried stream deposits. The distribution of higher gold concentration close to the hills is probably in an alluvial fan deposit.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
9-2

10	DEPOSIT TYPES

The principal types of deposits, classified on the basis of origin, are marine and stream placer gold deposits. Both of these types have been highly productive and are of equal importance. In a few localities semi-residual deposits are found. They are of minor importance and have not produced much gold. Figure 10-1 illustrates the configuration of the important marine deposits in the district.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
10-1

11	MINERALIZATION

In general, with placer gold deposits, coarser gold occurs closer to the hills in the stream deposits and the gold size becomes finer toward the present beach. The beach deposits buried beneath the coastal plain tend to contain finer gold than the stream deposits. In comparison with placer gold from the Fairbanks district, Nome has a greater amount of coarse gold (+10 mesh) and much more very fine gold (-100 mesh).

Gold in the beach deposits tends to fine as gold is transported along the beach by waves hitting the shore obliquely.

Gold, in its natural state, always contains many chemical impurities. Silver is the principal one with minute quantities of silicon, copper, lead, and iron. The impurities make the particles of placer gold harder and less malleable so that it resists abrasion, smoothing, and shape alterations that take place during transportation and concentration.

The ratio of the gold to the combined impurities is an individual characteristic of each mineralized area. This ratio is usually referred to by the term “Gold Fineness”. Gold fineness means the total parts of gold per thousand parts of combined gold, silver, and dross. Dross includes everything included in the bullion that is not gold or silver. Gold that is 900 fine would then contain 900 parts per thousand gold and the remaining 100 parts would be composed of silver and dross. Gold in the Nome area averages very nearly 900 fine with very little variation. Values over the area range from 898 to 902 fine.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
11-1

12	EXPLORATION

Churn drilling has been the primary exploration tool at Nome from 1912 to the 1998. Very early in the discovery process panning and test pits were employed, but churn drilling is the major source of exploration results and drilling results are the only ones that survived to the present time. In 1996, T&J Enterprises drilled 261 reverse circulation (RC) holes (4% of the total holes drilled). To date there are records for 7,249 churn and RC holes drilled on the property. Alaska Gold personnel performed the drilling, with the exception of the 261 holes drilled by T&J that were under the direct supervision of Alaska Gold personnel.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
12-1

13	DRILLING

The distribution of drilling over the Nome Placer property is shown in plan in Figure 19-1.

In almost all cases churn drilling (Wells, 1969) was carried out using six inch pipe and a seven and one-half inch drive shoe. The theoretical “core” rise of one cubic foot of material in this configuration is 88 feet. This theoretical volume is often used instead of a measured volume to determine the grade of the sample interval.

The holes presented in Figure 19-1 include all holes in the database at the time this report was generated. This includes the RC holes. All of the 7,249 drill holes present in the database have been used in the development of the gravel thickness model and the analytical results have been utilized during grade interpolation.

Drill holes have been primarily located along a series of 200 ft spaced east-west grid lines with collars at 100 ft intervals on section. All of the holes are vertical. The placer resource has been very thoroughly drilled in most areas.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
13-1

14	SAMPLING METHODS

Samples collected from the churn drilling programs were over 2 ft intervals unless areas of very low or high grade were encountered. In high grade zones samples were taken on 1 ft intervals. For low grade areas, samples might be taken every 20 to 30 feet. Any frozen samples were allowed to thaw. Initially, samples were washed in a sluice or later an EZ-panner. The concentrate from this was then panned by hand. In the later drilling gold was recovered from the pan without using amalgamation. It is not know what kind of gold recovery was used for some of the early churn drill concentrates. A final clean up of the concentrating devices was made at the end of each hole. Any gold recovered was apportioned over all the samples taken. For instance, if the clean up produced 5 mg of additional gold and five samples were taken in the hole, an additional 1 mg of gold would be assigned to each sample for that particular hole.

The clean up and apportioning of gold over the hole suggests that individual sample results may be less reliable than the gold weight per volume measurement over the entire hole. In addition, not all holes are sampled on a relatively small interval, 2 ft, for example. Therefore, the resource estimate is based on grades and thicknesses of the entire gravel in each hole. This type of estimate also anticipates that there will be no vertical selection of ore and waste during mining, which is definitely the case if the ground is to be dredged.

The RC drilling sampling interval was every 5 ft. The return of the cuttings went to a cyclone that dumped into an EZ-panner. EZ-panner concentrates were panned further by hand at the drill site with the panning to final concentrate and gold recovery taking place in the exploration yard. Tests made in 1996 showed that RC results compared favourably to churn drill results according to AGC manager of land, Nicoli Invanoff (Nicolai Ivanoff, Personal Communication, 2006).

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
14-1

15	SAMPLE PREPARATION, ANALYSES AND SECURITY

All sample preparation and gold recovery procedures occurred between 1912 and 1998, before current standards for control and security were in effect; however, there is no reason to believe the samples in any of the drilling used for the resource estimation were compromised. Historically, gold recovery from mining operations has exceeded estimates made from the drilling information.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
15-1

16	DATA VERIFICATION

A review of the electronic database was conducted in order to verify the integrity of the contained data. Of the 7,249 holes drilled 100 were randomly selected for manual verification of collar information and an additional 25 were checked for all down-hole information such as sample interval, recovery gold, measured volume, and grade calculations. All data was traced back to the original drill logs and compared to the original log sheet.

No errors were found in any of the checked collar or down-hole information. The sampled error rate of zero suggests the database is adequate for resource estimation.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
16-1

17	ADJACENT PROPERTIES

There currently are no properties of interest adjacent to the Nome property.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
17-1

18	MINERAL PROCESSING AND METALLURGICAL TESTING

Recovery of placer gold by mining, washing of the gravels, and recovery of gold by gravity methods is not like hard rock mineral processing. How much gold gets lost in the washing and concentration process is rarely, if ever, known with any certainty. Historically, estimates of recovered to estimated gold (R/E) range from 120 percent to 229 percent depending in the areas of dredge mining (Metcalfe and Tuck, 1942). Placer gold recovery systems in the Nome District range from hand panning to sluices to jigs. All of these can be efficient and effective depending on the scale of the operation (Wells, 1969).

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
18-1

19	MINERAL RESOURCE ESTIMATES

19.1	INTRODUCTION

The mineral resource estimates for the Nome Placer property were prepared under the direction of Robert Sim, P.Geo, with the assistance of Bruce Davis. Estimations are made from 3-dimensional block models based on geostatistical applications using commercial mine planning software (MineSight®). The project limits are in imperial units based in a local mine (“AGC”) grid system. The model is developed with a nominal block size measuring 100ft X, 50ft Y and 5ft in the vertical dimension.

Sampling information has been provided by NovaGold as a series of over 7,000 churn and RC drill holes which date back to the 1920’s. Drill holes have been composited over the full hole length prior to estimation into the block model – assuming that there is no vertical grade selectivity in the resource estimate. Geologic (lithology) information is also available in the drill hole data but is somewhat inconsistent and incomplete and, as a result, has not been incorporated into the resource estimate. This is not considered a significant factor with respect to a placer gold deposit, where the gravel thickness is more important.

The estimation of placer deposit resources differs from lode deposit estimation in that volume of the gravel rather than weight is the basis for grade determination. Further, grade is determined by the gravity recovery of gold from the samples rather than fire assay. Since placer mining of gold involves gravity recovery only, fire assay would tend to overstate grade of a sample, since the fire assay would recover all gold, not just the gold available to recovery by gravity methods.

The modeling approach represents a transition between a traditional block model and a gridded seam model traditionally used with relatively thin tabular orebodies. Model blocks cover the extents of the deposit in both the X (east-west) and Y (north-south) directions, but only one level of blocks is generated in the Z (vertical) dimension. Both the thickness and grade x thickness have been interpolated into the model from which volume (cuyd) and mining grades (oz/cuyd) are determined.

Mining activity has taken place on the property at various times and locations over the past 80 years. Areas which have been previously mined have been coded in the block model so they can be excluded from the current resource estimates.

The resource estimate has been generated from drill hole sample assay results which define both the grade and thickness of the unconsolidated material occurring above bedrock. A geostatistical approach has been taken in developing a block model from which the present resources have been determined. The resources have been classified by their proximity to the sample locations and are

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-1

reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves.

This report includes estimates for mineral resources. There are no mineral reserves prepared or reported.

19.2	GEOLOGIC MODEL

There is no geologic model (in the typical sense) used in this resource estimate. The drilling data contains some lithology information; however, this data is incomplete and shows some degree of inconsistency due to the fact that data collection has occurred over such a long period of time. The addition of lithology-type to the unconsolidated material is not expected to have an impact on the distribution of gold in the resource.

19.3	AVAILABLE DATA

There are a total of 7,249 individual drill holes in the database which are at variable spacing throughout the property but typically occur at between 100 and 200 feet intervals. (Fig 19-1 – Drill hole plan). These are mostly churn drill holes which have been drilled through the unconsolidated material and to a depth of 2 feet into the underlying bedrock (“bedrock + 2ft”). The hole is extended into bedrock to make sure all placer gold resting on the bedrock surface is recovered. The depth of the drill holes varies from a minimum of 4 feet to a maximum of 156 feet with an average of 55.7 feet.

The drill hole data has been provided as separate files titled “mining holes” and “unmining holes”, defining areas which have been previously mined out from areas which still remain in-situ. The data from these two files has been combined in order to develop a complete block model from which any previous mining extraction is physically tagged and subtracted in the block model.

The original sampling has been conducted on intervals ranging from 1 foot to 20 feet or more. Based on the assumption that the most reliable grades are reported over the entire length of the drilling, the sample results have been composited to the full length of the drill hole prior to use in the resource block model.

Gold content in the sampling database occurs in two units of measurement, total milligrams (Mg) and cents per cubic yard (c/cuyd). The conversion from Mg to c/cuyd is defined as:

c/cuyd = (1.588 x Mg) / (area of hole x depth to bedrock+2ft)

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-2

The c/cuyd value in each drill hole has been converted to ounces of gold per cubic yard (oz/cuyd) using the following conversion:

oz/cuyd = c/cuyd / 2067

Where 2067 is the gold price in cents used in the calculation of c/cuyd.

Finally, because the thickness of the ore zone is interpolated in the block model, the elevation of all drill holes is set to a common value of zero (0) which matches the elevation set in the block model. This step eliminates any vertical spatial variability effects which may occur during interpolation.

19.4	EVALUATION OF OUTLIER GRADES

The presence of anomalous, “outlier” grades in the database was evaluated using both cumulative probability plots (Fig 19-2) and a decile analysis. It was found that there are four drill holes with grades which exceed 0.2oz/cuyd which are considered anomalous in comparison to the remaining data. Three of these holes occur in areas which have been previously mined out; however, they still could have an effect on the remaining resource. Therefore, drill holes have been top-cut to a value of 0.2oz/cuyd prior to block model interpolation.

19.5	VARIOGRAPHY

The degree of spatial variability in a mineral deposit depends on both the distance and direction between points of comparison. Typically, the variability between samples increases as the distance between samples also increases. If the degree of variability is related to the direction of comparison, then the deposit is said to exhibit anisotropic tendencies which can be summarized with the search ellipse. The semi-variogram is a common function used to measure the spatial variability within a deposit.

The components of the variogram include the nugget, the sill and the range. Often samples compared over very short distances (even samples compared from the same location) show some degree of variability. As a result, the curve of the variogram often begins at some point on the y- axis above the origin – this point is called the “nugget”. The nugget is a measure of not only the natural variability of the data over very short distances but also a measure of the variability which can be introduced due to errors during sample collection, preparation and assaying.

The amount of variability between samples typically increases as the distance between the samples becomes greater. Eventually, the degree of variability between samples reaches a constant, maximum value. This is called the “sill” and the distance between samples at which this occurs is referred to as the “range”.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-3

The spatial evaluation of the data in this report has been conducted using a correlogram rather than the traditional variogram. The correlogram is normalized to the variance of the data and is less sensitive to outlier values, generally giving better results.

Correlograms were generated using the commercial software package Sage 2001© developed by Isaacs & Co. Multidirectional correlograms were generated for interval thickness and grade x thickness as listed in Table 19.1. Note that since this is essentially a 2D block model, the search parameters are defined in only the X and Y directions.

TABLE 19.1
CORRELOGRAM PARAMETERS

				1st Structure			2nd Structure

Parameter	Nugget	S1	S2	Range (ft)	AZ	Dip	Range (ft)	AZ	Dip
Thickness	0.030	0.033	0.938	587	344	0	4870	272	0
				333	74	0	4026	2	0
Thickness X Grade	0.467	0.409	0.123	292	335	0	3264	99	0
				97	65	0	2207	9	0

(Correlograms conducted on DH data composited to full-hole length. All models spherical)

19.6	MODEL SETUP AND LIMITS

A block model was initialized in MineSight with the dimensions defined in Table 19.2. The selection of a nominal block size measuring 100x50ft is considered appropriate with respect to the current drill hole spacing.

TABLE 19.2
BLOCK MODEL LIMITS

Direction	Minimum	Maximum	Block size (m)	# Blocks
East	27400	80200	100	528
North	4900	28900	50	480
Elevation	0	5	5	1

Polygons defining the limits of areas which have been previously mined have been provided by NovaGold. These have been used to tag blocks in the model (on a majority basis) with a mining code in order to tabulate the remaining resources.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-4

19.7	INTERPOLATION PARAMETERS

The block model thickness and grade x thickness values have been interpolated into the block model using ordinary kriging (“OK”). The estimates are limited to a maximum search distance of 2,000 feet between a block and a drill hole. Blocks are estimated using a minimum of 20 of the closest drill holes and a maximum of 30.

Following the estimation of thickness and grade x thickness in the block model, the grade (in oz/cuyd) and volume (in cubic yards) are calculated in each block in the model.

19.8	VALIDATION

The results of the modeling process were validated through visual comparison between the estimated values in the blocks and the analyzed values in the drill holes. The OK estimation technique introduces some smoothing or averaging of grades in the model. The underlying drill hole data are, of course, not averages but a collection of individual values, but the averages in blocks are accurate representations of the drill data as discussed below. Figure 19-3 shows the estimated thickness of the deposit in plan. Figure 19-4 shows the estimated grade of the deposit in plan, in ounces of gold per cubic yard. Figure 19-5 is a plan map showing the contained ounces of gold, derived from the grade x volume estimates in model blocks.

Swath Plots (Drift Analysis)

A swath plot is a graphical display of the grade distribution derived from a series of bands, or swaths, generated in several directions through the deposit. Grade variations from the OK model are compared using the swath plot to the distribution derived from the declustered (NN) grade model.

On a local scale, the NN model does not provide reliable estimations of grade, but on a larger scale, the NN is an unbiased estimator of the average grade based on the underlying data. Therefore, if the OK model is performing correctly, the grade OK model plot will be somewhat smoother than the NN value.

Swath plots have been generated for thickness and grade x thickness in the model. This comparison excludes the inferred resources. The results for these two variables are shown in Figures 19-6 to 19-9. Overall there is good correspondence between models (i.e., between the NN and OK).

19.9	RESOURCE CLASSIFICATION

The Nome Placer resources have been classified based on the distance between blocks estimated in the model and the drill hole sample data. The classes are defined below, and the spatial distribution of the various classes is shown in plan in Figure 19-10.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-5

Measured Resources – Model blocks located within 100 feet of two drill holes.

Indicated Resources – Model blocks located between a distance of 100 and 250 feet of two drill holes.

Inferred Resources – Model blocks located between a distance of 250 and 500 feet of a drill hole.

19.10	ESTIMATION RELIABILITY

The estimation reliability or uncertainty of the Nome Placer resources has been estimated for the largest single area exceeding 0.009 oz/cuyd using a spatial bootstrap technique (Deutsch, 2005). The 90% confidence limits for this area are -27% to +41% of the estimated value. In other words, there is a 90% chance the true value of contained gold in this rather limited area is between 0.73 x the estimate to 1.41 x the estimate.

19.11	MINERAL RESOURCES

Mineral resources have been segregated according to claim ownership status as defined by NovaGold for 100% AGC and Part-Ownership AGC claims (see section 6, Fig 6-1). Resources include in-situ material as of August 2006.

TABLE 19.3
NOME PLACER, AGC 100% OWNERSHIP - MEASURED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	149.9	0.0064	65	959.3
0.00484	100.0	0.0078	64	780.0
0.00726	46.6	0.0099	63	461.0
0.00968	18.1	0.0123	61	223.1

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-6

TABLE 19.4
NOME PLACER, AGC 100% OWNERSHIP - INDICATED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	185.1	0.0055	73	1,018.2
0.00484	102.7	0.0070	71	718.9
0.00726	33.1	0.0092	67	304.2
0.00968	9.3	0.0117	60	108.6

TABLE 19.5
NOME PLACER, AGC 100% OWNERSHIP - MEASURED AND INDICATED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	335.0	0.0059	68	1,977.5
0.00484	202.7	0.0074	66	1,499.0
0.00726	79.6	0.0096	62	765.1
0.00968	27.4	0.0121	59	331.7

TABLE 19.6
NOME PLACER, AGC 100% OWNERSHIP - INFERRED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	115.2	0.0044	73	507.0
0.00484	36.5	0.0064	68	233.5
0.00726	6.7	0.0093	50	62.2
0.00968	1.6	0.0128	42	20.5

Figure 19-8 shows the distribution of estimated grade over the model. Note that for the most part higher grade areas tend to be located in proximity to the mined areas.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-7

TABLE 19.7
NOME PLACER, AGC PART-OWNERSHIP - MEASURED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	6.7	0.0051	90	34.1
0.00484	3.5	0.0063	85	22.0
0.00726	0.5	0.0092	52	4.3
0.00968	0.1	0.0114	43	1.6

TABLE 19.8
NOME PLACER, AGC PART-OWNERSHIP - INDICATED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	16.7	0.0047	104	78.3
0.00484	6.9	0.0063	97	43.8
0.00726	0.8	0.0087	86	7.3
0.00968	0.1	0.0127	35	1.6

TABLE 19.9
NOME PLACER, AGC PART-OWNERSHIP - MEASURED AND INDICATED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	23.3	0.0048	68	112.4
0.00484	10.4	0.0063	66	65.7
0.00726	1.3	0.0089	62	11.7
0.00968	0.3	0.0120	59	3.2

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-8

TABLE 19.10
NOME PLACER, AGC PART-OWNERSHIP - INFERRED MINERAL RESOURCE

Cut-off Grade (oz/cuyd)	Cubic Yards (million)	Oz/cuyd	Thickness (feet)	Contained Gold (kozs)
0.00242	12.5	0.0043	95	53.9
0.00484	3.5	0.0056	90	19.3
0.00726	0.2	0.0086	29	1.3
0.00968	0.03	0.0124	24	0.3

The author is unaware of any environmental, legal, title, taxation, socio-economic, marketing, political or other issues that could affect the estimate of mineral resources in this report. The mineral resources that are subject to this report could be reduced or eliminated if one or more of these issues became relevant.

19.12	COMPARISON WITH PREVIOUS ESTIMATES

In April 2002, a report titled Summary Report for the Nome Gold and Gravel Project, Seward Peninsula, Alaska (Avalon Development Corp) stated an internal resource estimate generated by Norm Johnson of AGC after operations ceased in 1995. The resources which occur in this report are presented in Table 19.11. This is an historical estimate and the conversion factors from volume to tonnage are not available. It is provided as a basis of comparison tying historical resource estimates to the most current NI43-101 compliant estimate.

TABLE 19.11
COMPILED RESOURCES BY CATEGORY (DATA FROM NOVAGOLD RESOURCES 2002)

Category	Tonnes (000)	Grade (gptAu)	Ounces Au
Measured	48,802	0.31	484,000
Indicated	90,259	0.24	668,000
Total Measured + Indicated	139,061	0.26	1,172,000
Inferred	156,479	0.21	1,066,000

(source of table: Avalon Development Corp April 15, 2002 report)

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
19-9

20	OTHER RELEVANT DATA AND INFORMATION

Large scale mining on the Property has been shut down for several years. There is no current information or data that could provide useful insight to a potential operation.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
20-1

21	INTERPRETATION AND CONCLUSIONS

The Nome placer property has produced over 5 million ounces of gold over the 108 years of exploration and production at the property. The property has been explored by numerous people during that time. The data that forms the basis for the resource estimate in this report were collected by various companies, but primarily are the product of 7,249 churn and RC drill holes.

The resources have been estimated using gold grade in ounces per cubic yard measured over the entire gravel interval in each drill hole. Given the different sampling intervals in the drilling, the single gold weight per volume measurements, hole by hole, are the most reliable data to estimate resources. The resources estimated from these data should be an accurate reflection of the total resource in the gravel from surface to bedrock. They do not provide a resource model that can be manipulated to determine if any vertical selectivity is possible for a potential mining operation. In the opinion of the author, the property has been adequately drilled and sampled to support the resource estimate. The quality of the underlying sample data is sufficient to estimate mineral resources and to classify a portion of them as Measured Resources and Indicated Resources.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
21-1

22	RECOMMENDATIONS

The gold analysis is conducted in total milligrams of gold over a sample interval in the gravels. This measurement is converted into a value of cents/cubic yard. It is recommended that the conversion between total Mg and cents/CuYd be reviewed in the database before proceeding with any estimation of grade leading to reserve estimation.

In some local areas the sampling intervals in the holes are consistent enough from hole to hole to composite grade over intervals shorter than the entire hole. Norwest recommends evaluating the drill holes in and around higher grade areas to determine whether it would be possible to estimate locally using shorter sample composites. This type of estimation is better suited to producing resource estimates that can be the basis for flexible mine planning.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
22-1

23	REFERENCES

Avalon Development Corporation, Summary Report for the Nome Gold and Gravel Project, Seward Peninsula, Alaska, April, 2000.

Deutsch, Clayton, 2005, Bootstrapping Spatial Data: A Program, Centre for Computational Geostatistics Research Report, January, 2005.

Ivanoff, Nicolai, Personal Communication, July, 2006.

Metcalfe, J. B. and Ralph Tuck, Placer Gold Deposits of the Nome District, Alaska, Alaska Gold Company Report, January, 1942.

Samuelson, Laura, Personal Communication, September, 2006.

Wells, John H., 1969, Placer Examination: Principals and Practice, U.S. Government Printing Office: 1969 O – 353-917, 209 p.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
23-1

24	DATE AND SIGNATURE PAGE

CERTIFICATE of AUTHOR

I, Bruce M. Davis, Ph.D., do hereby certify that:

1.	I am currently employed as Chief Geostatistician by Norwest Corporation, Suite 400, 205 - 9 Avenue SE.,Calgary, Alberta, Canada T2G 0R3

2.	I graduated with a Doctor of Philosophy degree from the University of Wyoming in 1978.

3.	I am a Fellow of the Australasian Institute of Mining and Metallurgy (Registration No. 211185).

4.	I have worked as a Geostatistician for a total of twenty-eight years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I personally visited the site on July 11-13, 2006. With the exception of Section 19, I am responsible for the preparation of all Sections of the technical report titled Technical Report Nome Placer Property, dated July 31, 2006 (the “Technical Report”) relating to the property.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43- 101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
24-1

CONSENT of AUTHOR

TO:	Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Bruce Davis, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled Technical Report Nome Placer Property, dated July 31, 2006 (the “Technical Report”) and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report by NovaGold.

Dated this 31st Day of July, 2006

Bruce Davis, FAusIMM.
Print name of Qualified Person

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
24-2

CERTIFICATE of AUTHOR

I, Robert Sim, P.Geo, do hereby certify that:

1.	I am currently under contract as Senior Geologist with Norwest Corporation, Suite 400, 205 - 9 Avenue SE.,Calgary, Alberta, Canada T2G 0R3.

2.	I graduated from Lakehead University with an Honours Bachelor of Science (Geology) in 1984.

3.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, License Number 24076.

4.

I have practiced my profession continuously for 22 years and have been involved in mineral exploration, mine site geology and operations, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Section 19 of the technical report titled Technical Report Nome Placer Property, dated July 31, 2006 (the “Technical Report”) relating to the property.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43- 101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
24-3

CONSENT of AUTHOR

TO:	Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Robert Sim, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled Technical Report Nome Placer Property, dated July 31, 2006 (the “Technical Report”) and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report by NovaGold.

Dated this 31st Day of July, 2006

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
24-4

25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

There is no additional information of this type that is pertinent to this deposit as the property is not in production.

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
25-1

26	ILLUSTRATIONS

Figure 6-1	Nome Placer Location Map	Section 26
Figure 6-2	Nome Land Tenure Map	Section 26
Figure 10-1	Coastal Plain Cross Section	Section 26
Figure 19-1	Drill Hole Plan with Topography and Limits of Mined-Out Areas	Section 26
Figure 19-2	Cumulative Probability Plots, Gold (Oz/CuYd)	Section 26
Figure 19-3	Thickness Contour Plan	Section 26
Figure 19-4	Contour Grade Plan Oz/CuYd	Section 26
Figure 19-5	Contour Plan of Contained Gold (Oz)	Section 26
Figure 19-6	Swath Plot Thickness East	Section 26
Figure 19-7	Swath Plot Thickness North	Section 26
Figure 19-8	Swath Plot Oz/CuYd * Thickness East	Section 26
Figure 19-9	Swath Plot Oz/CuYd * Thickness East	Section 26
Figure 19-10	Plan of Resource Classification	Section 26

NOVAGOLD 06-2911
NOME PLACER TECHNICAL REPORT
26-1

ARCTIC CIRCLE
Kotzebue
SEWARD PENINSULA
Nome
RUSSIA
YUKON TERRITORY
5 miles
8 kilometers
Nome

NovaGold Resources Inc.

NOME PLACER

LOCATION MAP

FIGURE 6-1

DRAWN BY: AW CHK'D BY: IF DATE: 06.09.08	FILE: Fig6-1_Location Map.dwg 06-2011 (Report Figures)	NORWEST APEGGA Perm P05015

470000
475000
480000
485000
7165000
7160000
7155000
7150000
5 miles
8 kilometers
UTM Zone 3 NAD27 metric grid
N
Elevation Model

LEGEND

- Alaska Gold Company 100%
- Alaska Gold Company Part Owner
- Alaska Gold Company Non-Owner

NovaGold Resources Inc.

NOME PLACER

LAND TENURE MAP

FIGURE 6-2

DRAWN BY: AW
CHK'D BY: P
DATE: 06 09 08

FILE: Fig6-2_Land Tenure Map.dwg
06-2911 \Report Figures\

NORWEST
APEGGA Perm P03015

COASTAL PLAIN CROSS-SECTION
60' beach
40' beach
Present
Second beach
Monroeville
Third beach
Sea level
25
50
75
100
125
150
175
200
Meters
3 miles
5 kilometers
Beach deposits
Alluvium
Marine silt
Glacial drift
Older silt
Older drift
Schist
After Nelson C.H. and Hopkins D.M., 1977

NovaGold Resources Inc.

NOME PLACER

CROSS SECTION

FIGURE 10-1

NORWEST

NovaGold Resources Inc.

NOME PLACER

DRILL HOLE LOCATION AND TOPOGRAPHY

FIGURE 19-1

DRAWN BY: AW CHK'D BY: IP DATE: 06.09.05	FILE: Fig19-1_DH Location and Topo... 06-2911 (Report\Figures)	NORWEST APEGGA Perm P05015

Cumulative Probability Plot - oz/yd
1.00
0.10
0.01
0.00
Grade oz/yd
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
freq%

NovaGold Resources Inc.

NOME PLACER
CUMULATIVE PROBABILITY PLOTS, GOLD (Oz/CuYd)
FIGURE 19-2

Thickness (ft)
< 0
>= 0
>= 20
>= 40
>= 60
>= 80
>= 100
N

NovaGold Resources Inc.

NOME PLACER

THICKNESS CONTOUR PLAI

FIGURE 19-3

DRAWN BY: AW CHK'D BY: IP DATE: 06 09 05	FILE: Fig19-3_Thickness Contour Plan... 06-2911 \Report\Figures\	NORWEST ARBGSA Perm P05015

Auoz/CuYd
< 0.0000
>= 0.0000
>= 0.0025
>= 0.0050
>= 0.0075
>= 0.0100
>= 0.0125
>= 0.0150
>= 0.0175
>= 0.0200

NovaGold Resources Inc.

NOME PLACER

CONTOUR GRADE PLAN

Oz/CuYd

FIGURE 19-4

DRAWN BY: AW
CHK'D BY: IP
DATE: 06 09 05

FILE: Fig19-4_Contour Grade Plan.. 06-2911 \Report\Figures\

NORWEST

Total Contained
AuOz
< 0
>= 0
>= 30
>= 60
>= 90
>= 120
>= 150
N

NovaGold Resources Inc.

NOME PLACER

CONTOUR PLAN of CONTAINED GOLD (Oz)

FIGURE 19-5

NORWEST

Swath Plot East - Thickness
120
100
80
60
40
20
0
Thickness (ft)
OK
NN
29400
31400
33400
35400
37400
39400
41400
43400
45400
47400
49400
51400
53400
55400
57400
59400
61400
63400
65400
67400
69400
71400
73400
75400
77400
79400
East

NovaGold Resources Inc.

NOME PLACER

SWATH PLOT
THICKNESS - EAST

FIGURE 19-6

DRAWN BY: AW CHK'D BY: IF DATE: 08 09 08	FILE: Fig19-6_SwathPlotThicknessEast 06-2911 \Report\Figures\	NORWEST APEGGA Perm P05015

Swath Plot North - Thickness
OK
NN
Thickness (ft)
100
90
80
70
60
50
40
30
20
10
0
4900
5900
6900
7900
8900
9900
10900
11900
12900
13900
14900
15900
16900
17900
18900
19900
20900
21900
22900
23900
24900
25900
26900
27900
North

NovaGold Resources Inc.

NOME PLACER
SWATH PLOT
THICKNESS - NORTH
FIGURE 19-7

DRAWN BY: AW CHKD BY: P DATE: 08 09 05	FILE: Fig19-7_SwathPlotThicknessNorth 06-2911 \Report\Figures\	NORWEST APEGGA Perm P05015

Swath Plot East - Oz/Yd * Thickness
Oz/Yd*Thickness
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
OK
NN
29400
31400
33400
35400
37400
39400
41400
43400
45400
47400
49400
51400
53400
55400
57400
59400
61400
63400
65400
67400
69400
71400
73400
75400
77400
79400
East

NovaGold Resources Inc.

NOME PLACER

SWATH PLOT Oz/CuYd THICKNESS - EAST

FIGURE 19-8

DRAWN BY: AW CHKD BY: P DATE: 08 09 05		NORWEST APEGGA Perm P05015

Swath Plot North - Oz/Yd * Thickness
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Oz/Yd * Thickness
OK
NN
4900
5900
6900
7900
8900
9900
10900
11900
12900
13900
14900
15900
16900
17900
18900
19900
20900
21900
22900
23900
24900
25900
26900
27900
North

NovaGold Resources Inc.

NOME PLACER

SWATH PLOT Oz/CuYd THICKNESS - NORTH

FIGURE 19-9

NORWEST

Class
n/a
Measured
Indicated
Inferred

NovaGold Resources Inc.

NOME PLACER

PLAN of RESOURCE CLASSIFICATION

FIGURE 19-10

DRAWN BY: AW
CHK'D BY: P
DATE: 06 09 05

FILE: Fig19-10_Plan of Resource Class... 06-2911 (Report Figures)

NORWEST
APEGGA Perm P05015